APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Heritage Club LLC
Income Statement - unaudited
For the periods ended 2019-2020

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

The Heritage Club LLC
Balance Sheet - unaudited
For the periods ended 2020

	Current Period	Prior Period
	31-Dec-20	31-Dec-19
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Total Fixed Assets	-	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -
Balance Sheet Check	-	-

The Heritage Club LLC
Statement of Cash Flow - unaudited
For the periods ended 2020

	Current Period	**Prior Period**
	31-Dec-20	**31-Dec-19**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Adenike John, certify that:

1. The financial statements of The Heritage Club LLC included in this Form are true and complete in all material respects; and
2. The tax return information of The Heritage Club LLC included in this Form reflects accurately the information reported on the tax return for The Heritage Club LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature
DocuSigned by:
B67B75460E9B465...

Name: Nike John

Title: Owner

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